Exhibit 99.1

Yandex Announces Second Quarter 2018 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, July 26, 2018 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Deconsolidation of Yandex.Market

On April 27, 2018, Yandex and Sberbank formed a joint venture based on the Yandex.Market platform. Since that date, each of Yandex and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. Accordingly, starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and, under the equity method of accounting, we record our share of Yandex.Market’s financial results within the other income/(loss), net line in the consolidated statements of income. Therefore, this financial release presents:

Consolidated financial results for the three months ended June 30, 2018, which include the results of Yandex.Market for 27 days in Q2 2018 and its results for the full quarter Q2 2017.

Consolidated financial results for the six months ended June 30, 2018, which include the results of Yandex.Market for the full quarter Q1 2018 and 27 days in Q2 2018 and its results for the full H1 2017.

Financial results excluding Yandex.Market, which exclude the results of Yandex.Market, gain from deconsolidation and Yandex's share of Yandex.Market’s net income after the deconsolidation from the three and six months periods ended June 30, 2017 and 2018.

Financial results of Yandex.Market on a like-for-like basis, which present the standalone financial results of Yandex.Market on a full-quarter basis for Q2 2018.

Q2 2018 Financial Highlights(1)(2)

Q2 2018 consolidated financial results

•	Revenues of RUB 29.7 billion ($472.8 million), up 34% compared with Q2 2017
•	Net income of RUB 33.3 billion ($531.1 million), up 857% compared with Q2 2017, mainly due to effect of deconsolidation of Yandex.Market in the amount of RUB 28 billion; net income margin of 112.3%
•	Adjusted net income of RUB 5.1 billion ($80.9 million), up 27% compared with Q2 2017; adjusted net income margin of 17.1%
•	Adjusted EBITDA of RUB 8.8 billion ($140.9 million), up 23% compared with Q2 2017; adjusted EBITDA margin of 29.8%

Q2 2018 financial results excluding Yandex.Market in 2017 and 2018

•	Revenues excluding Yandex.Market of RUB 29.4 billion ($467.7 million), up 39% compared with Q2 2017
•	Net income excluding Yandex.Market of RUB 5.3 billion ($84.4 million), up 67% compared with Q2 2017
•	Adjusted net income excluding Yandex.Market of RUB 5.3 billion ($84.1 million), up 44% compared with Q2 2017; adjusted net income margin excluding Yandex.Market of 18.0%
•	Adjusted EBITDA excluding Yandex.Market of RUB 8.9 billion ($142.5 million), up 32% compared with Q2 2017; adjusted EBITDA margin excluding Yandex.Market of 30.5%

•	Cash, cash equivalents and term deposits as of June 30, 2018:
o	RUB 97.0 billion ($1,546.4 million) on a consolidated basis
o	Of which RUB 27.2 billion ($433.0 million) related to Taxi segment
o	RUB 32.1 billion ($511.8 million) related to Yandex.Market and not included in Yandex N.V. consolidated balance sheet

Q2 2018 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.2% in Q2 2018, up from 54.3% in Q2 2017 and down slightly from 56.5% in Q1 2018, according to Yandex.Radar

•	Search share on Android in Russia was 47.8% in Q2 2018, up from 46.3% in Q1 2018 and 38.2% in Q2 2017
•	Search queries in Russia grew 11% compared with Q2 2017
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 10% compared with Q2 2017
•	Average cost per click grew 6% compared with Q2 2017
•	Number of rides in the Taxi segment grew 207% year-on-year compared with Q2 2017; this includes the full quarter of Uber rides in Q2 2018
•	Yandex introduced Yandex.Station, our smart speaker designed for the Russian market
•	Yandex launched a subscription service, Yandex.Plus, providing users with a bundled offering of multiple Yandex services
•	On April 27, 2018, Yandex and Sberbank completed the formation of Yandex.Market joint venture, which was followed by deconsolidation of Yandex.Market from Yandex group financial results
•	Yandex announced a share repurchase program of up to $100 million of Class A shares, which will be in effect for up to twelve months

“I am pleased to report a strong second quarter, with accelerating revenue growth and significant product introductions,” said Arkady Volozh, Chief Executive Officer of Yandex. “We extended beyond traditional computing platforms with the introduction of Yandex.Station, the first smart speaker developed for the Russian market, and we launched Yandex.Plus, a subscription-based membership program that provides access to a bundle of Yandex services.”

“We delivered 39% year-over-year revenue growth, excluding the results of recently deconsolidated Yandex.Market from both periods,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “We are particularly excited by the strength of our core business, driven by rapid revenue growth of search and other Yandex properties.”

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2017 and 2018, which includes Yandex.Market financial results through April 27, 2018:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Revenues	22,104	29,672	34%	42,756	56,245	32%
Ex-TAC revenues[2]	17,888	24,948	39%	34,605	47,204	36%
Income from operations	2,997	4,348	45%	6,372	7,507	18%
Adjusted EBITDA[2]	7,213	8,842	23%	14,087	16,546	17%
Net income	3,484	33,331	857%	4,303	35,182	718%
Adjusted net income[2]	3,990	5,080	27%	7,739	9,089	17%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and six months ended June 30, 2017 and 2018.

In RUB millions, excluding Yandex.Market	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Revenues ex. Yandex.Market	21,140	29,350	39%	40,685	55,018	35%
Ex-TAC revenues[2] ex. Yandex.Market	16,966	24,633	45%	32,659	46,011	41%
Income from operations ex. Yandex.Market	2,596	4,463	72%	5,443	7,826	44%
Adjusted EBITDA[2] ex. Yandex.Market	6,768	8,943	32%	13,082	16,809	28%
Net income ex. Yandex.Market	3,174	5,294	67%	3,563	7,296	105%
Adjusted net income[2] ex. Yandex.Market	3,652	5,276	44%	6,954	9,400	35%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 62.7565 to $1.00, the official exchange rate quoted as of June 30, 2018 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Online advertising revenues:
Yandex properties	15,531	18,863	21%	29,887	36,338	22%
Advertising network	5,403	5,619	4%	10,562	10,984	4%
Total online advertising revenues	20,934	24,482	17%	40,449	47,322	17%
Other	1,170	5,190	344%	2,307	8,923	287%
Total revenues	22,104	29,672	34%	42,756	56,245	32%

Online advertising revenues grew 17% in Q2 2018 compared with Q2 2017 and generated 83% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network. Excluding revenues of Yandex.Market from Q2 of 2017 and 2018, online advertising revenues grew 21% in Q2 2018 compared with Q2 2017.

Online advertising revenues from Yandex properties increased 21% in Q2 2018 compared with Q2 2017 and accounted for 64% of total revenues. Excluding revenues of Yandex.Market from Q2 of 2017 and 2018, online advertising revenues from Yandex properties increased 28% in Q2 2018 compared with Q2 2017.

Online advertising revenues from our advertising network increased 4% in Q2 2018 compared with Q2 2017 and accounted for 19% of total revenues.

Other revenues grew 344% in Q2 2018 compared with Q2 2017, and amounted to 17% of total revenues. The growth was mainly driven by increase in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Revenues:
Search and Portal	20,166	24,682	22%	38,837	46,967	21%
E-commerce*	1,168	442	-62%	2,463	1,697	-31%
Taxi	772	4,064	426%	1,550	7,180	363%
Classifieds	456	915	101%	823	1,621	97%
Media Services	251	395	57%	495	816	65%
Experiments	65	414	n/m	131	596	355%
Eliminations	(774)	(1,240)	60%	(1,543)	(2,632)	71%
Total revenues	22,104	29,672	34%	42,756	56,245	32%
Total revenues, excluding Yandex.Market*	21,140	29,350	39%	40,685	55,018	35%

*Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. Standalone revenues of Yandex.Market, on a like-for-like basis, are provided in the table below.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Revenues:

Yandex.Market, like-for-like	1,168	1,411	21%	2,463	2,666	8%

In Q1 2018 we introduced the following changes to our segments structure:

•

Search and Portal segment (including Geolocation Services) offers a broad range of services in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018 our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Experiments and Yandex.Travel, previously reported in Classifieds.

•	E-commerce segment includes Yandex.Market service for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•	Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries) and Food Delivery business (including Yandex.EATs and UberEATs);
•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;
•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program; Media Services were broken out from Experiments and now constitute a separate business unit;
•

Experiments segment includes Zen, Yandex.Cloud, Yandex.Health, Yandex.Drive and Yandex Data Factory. Yandex.Cloud and Yandex.Health initiatives previously were a part of our Search and Portal segment. Yandex.Drive is our car sharing service, launched in February 2018.

•	Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.
•	Prior periods were restated to conform to the current year presentation.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q2 2018 Yandex's headcount increased by 154 full-time employees. The total number of full-time employees was 8,288 as of June 30, 2018, up by 2% compared with March 31, 2018, and up 27% from June 30, 2017. Excluding the impact of the deconsolidation of Yandex.Market, the growth in the number of full-time employees was 12% compared with March 31, 2018 and 40% from June 30, 2017.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
TAC:
Related to the Yandex advertising network	3,148	3,439	9%	6,044	6,607	9%
Related to distribution partners	1,068	1,285	20%	2,107	2,434	16%
Total TAC	4,216	4,724	12%	8,151	9,041	11%
Total TAC as a % of total revenues	19.1%	15.9%		19.1%	16.1%
Other cost of revenues	1,531	3,528	130%	2,944	5,923	101%
Other cost of revenues as a % of revenues	6.9%	11.9%		6.9%	10.5%
Total cost of revenues	5,747	8,252	44%	11,095	14,964	35%
Total cost of revenues as a % of revenues	26.0%	27.8%		25.9%	26.6%

TAC grew 12% in Q2 2018 compared with Q2 2017 and represented 15.9% of total revenues, 320 basis points lower than in Q2 2017 and 30 basis points lower compared with Q1 2018 due to revenue mix effect.

Other cost of revenues in Q2 2018 increased 130% compared with Q2 2017, mainly due to an increase of Taxi related outsourced costs and services provided to Taxi corporate clients, for which revenue and related costs are recorded on a gross basis.

Product development

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Product development	4,473	5,370	20%	8,991	11,173	24%
As a % of revenues	20.2%	18.0%		21.0%	20.0%

Product development expenses grew in line with revenues, driven by the growth of share-based compensation, new hires as well as salary increases in Q2 2018. Excluding Yandex.Market from Q2 of 2017 and 2018, product development expenses grew 28% in Q2 2018 compared with Q2 2017.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Sales, general and administrative	6,064	8,776	45%	11,012	16,785	52%
As a % of revenues	27.4%	29.6%		25.8%	29.8%

SG&A expenses grew 45% in Q2 2018 compared to Q2 2017. The growth was mainly driven by our continuing investments in advertising and marketing to support our business units and core business, as well as by the growth of personnel costs due to new hires and salary increases.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
SBC expense included in cost of revenues	64	43	-33%	106	79	-25%
SBC expense included in product development	542	1,058	95%	1,118	2,204	97%
SBC expense included in SG&A	359	460	28%	699	911	30%
Total SBC expense	965	1,561	62%	1,923	3,194	66%
As a % of revenues	4.4%	5.3%		4.5%	5.7%

Total SBC expense increased 62% in Q2 2018 compared with Q2 2017. The growth primarily related to new equity-based grants made in 2017 and early 2018.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Depreciation and amortization	2,823	2,926	4%	5,286	5,816	10%
As a % of revenues	12.8%	9.9%		12.4%	10.3%

D&A expense increased 4% in Q2 2018 compared with Q2 2017. D&A expense primarily reflects our investments in servers and data center equipment connected with the launch of our new data center in Vladimir, Russia, in 2017, which was partly offset by expiration of useful lives of part of our equipment and intangible assets.

Income from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change

Income from operations	2,997	4,348	45%	6,372	7,507	18%

Income from operations increased 45% in Q2 2018 compared with Q2 2017.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA	7,213	8,842	23%	14,087	16,546	17%

Adjusted EBITDA increased 23% in Q2 2018 compared with Q2 2017.

Adjusted EBITDA by segments

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Search and Portal	9,057	11,501	27%	16,958	21,868	29%
E-commerce*	445	(101)	n/m	1,005	(263)	n/m
Taxi	(1,966)	(1,882)	-4%	(3,211)	(3,594)	12%
Classifieds	(20)	44	-320%	(17)	(243)	n/m
Media Services	(106)	(260)	145%	(256)	(357)	39%
Experiments	(197)	(460)	134%	(392)	(865)	121%
Total adjusted EBITDA	7,213	8,842	23%	14,087	16,546	17%
Total adjusted EBITDA, excluding Yandex.Market	6,768	8,943	32%	13,082	16,809	28%

*Our E-commerce segment adjusted EBITDA includes adjusted EBITDA of Yandex.Market through April 27. Standalone adjusted EBITDA of Yandex.Market, on a like-for-like basis, is provided in the table below.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Yandex.Market, like-for-like	445	(9)	-102%	1,005	(171)	-117%

Adjusted EBITDA excluding Yandex.Market increased 32% in Q2 2018 compared with Q2 2017.

Adjusted EBITDA of Taxi was negative RUB 1,882 million in Q2 2018. Adjusted EBITDA loss of Yandex.Taxi includes the full quarter of Uber losses and our investments in Food Delivery business.

Interest income    in Q2 2018 was RUB 817 million, up compared with RUB 688 million in Q2 2017.

Interest expense in Q2 2018 was RUB 243 million, up from RUB 217 million in Q2 2017.

Foreign exchange gain in Q2 2018 was RUB 2,085 million, compared with a foreign exchange gain of RUB 1,273 million in Q2 2017. This gain reflects the depreciation of the Russian ruble during Q2 2018 from RUB 57.2649 to $1.00 on March 31, 2018, to RUB 62.7565 to $1.00 on June 30, 2018. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2018.

Other income, net in Q2 2018 was RUB 30,668 million, significantly increased compared with RUB 1,389 million in Q2 2017, and included a gain from deconsolidation of Yandex.Market following the formation of the Yandex.Market joint venture between Sberbank and Yandex on April 27, 2018, in the amount of approximately RUB 28 billion. Starting April 27, 2018, the remaining investment in Yandex.Market is accounted under equity method  and Yandex’s share of the results of the investee is recorded within the other income, net line in the consolidated statements of income.

Income tax expense for Q2 2018 was RUB 2,259 million, up from RUB 1,373 million in Q2 2017. Our effective tax rate of 6.3% in Q2 2018 was lower than in Q2 2017, primarily due to the gain from deconsolidation of Yandex.Market recognized in Q2 2018 which is non-taxable. Adjusted for this effect, SBC expense and also for deferred tax asset valuation allowances provided on operations of our newly acquired Uber and Food Delivery businesses, our effective tax rate for Q2 2018 was 23.1%, compared with 23.1% for Q2 2017 as also adjusted for SBC expense, provision of certain reserves resulting from sanctions in Ukraine in Q2 2017, partly offset by the effects of certain provisions reversed in Q2 2017 related to the results of prior years' tax audits.

Net income was RUB 33.3 billion ($531.1 million) in Q2 2018, up 857% compared with Q2 2017, mainly due to effect of deconsolidation of Yandex.Market. Excluding Yandex.Market, net income increased 67% in Q2 2018 compared to Q2 2017.

Adjusted net income in Q2 2018 was RUB 5.1 billion ($80.9 million), a 27% increase from Q2 2017. Excluding Yandex.Market, adjusted net income increased 44% in Q2 2018 compared to Q2 2017.

Adjusted net income margin was 17.1% in Q2 2018, compared with 18.1% in Q2 2017.

As of June 30, 2018, Yandex had cash, cash equivalents and term deposits of RUB 97.0 billion ($1,546.4 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 27.2 billion ($433.0 million). Cash, cash equivalents and term deposits of the Yandex.Market joint venture, which are not included in Yandex N.V.  consolidated balance sheet, amounted to RUB 32.1 billion ($511.8 million) as of June 30, 2018.

Net cash flow provided by operating activities for Q2 2018 was RUB 6.8 billion ($108.0 million) and capital expenditures were RUB 9.0 billion ($143.5 million).

During Q2 2018 there were no repurchases of convertible debt notes. -

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of June 30, 2018 was 328,402,391 including 290,523,732 Class A shares, 37,878,658 Class B shares, and one Priority share and excluding 1,913,923 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.6 million shares, at a weighted average exercise price of $34.19 per share, 0.6 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.25, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 13.5 million shares, of which RSUs to acquire 4.7 million shares were fully vested.

Financial outlook

Based on our recent performance and taking into account the deconsolidation of Yandex.Market from our consolidated financial results, we now provide revenue outlook for the full year 2018 which excludes Yandex.Market from prior periods. We currently expect our ruble-based revenues  excluding Yandex.Market from 2017 and 2018 results to grow in the range of 30% to 35% for the full year 2018 compared with 2017.

Based on the recent performance of Search and Portal, we narrow our outlook and now expect our Search and Portal ruble-based revenue growth to be in the range of 20% to 22% in the full year 2018 compared with 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 26, 2018 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 929 477 0448

UK/International: +44 (0) 330 336 9411

Russia: 8 10 800 2867 5011

Passcode: 4056605

A replay of the call will be available until August 2, 2018. To access the replay, please dial:

US: +1 719 457 0820

UK/International: +44 (0) 207 660 0134

Russia: 8 10 800 2702 1012

Passcode: 4056605

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/2f6a6asa

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 21 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2018. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 26, 2018, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted

EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) provision for income taxes, and (6) operating losses resulting from sanctions in Ukraine imposed in May 2017,  less (1) interest income, (2) other (income)/loss, net,

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) losses from repurchases of our convertible notes adjusted for the related reduction in income tax,  (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (5) losses resulting from sanctions in Ukraine imposed in May 2017, less (1) foreign exchange (gains)/losses adjusted for increase/(reduction) in income tax attributable to foreign exchange (gains)/losses, (2) effect of deconsolidation of Yandex.Market

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income for Q2 2017 also excludes a loss from the repurchase of $4.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $3.9 million. We have eliminated this loss from adjusted net income for the three months ended June 30, 2017 as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

We also adjusted our net income and EBITDA in 2017 for losses and gains from write-off of assets and liabilities in our Ukrainian legal entities. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events, which are not related to our operating activities.

Effect of deconsolidation of Yandex.Market

Adjusted net income also excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant item and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2017*	2018	2018
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	42,662	35,930	572.5
Term deposits	23,040	60,121	958.0
Accounts receivable, net	9,746	10,772	171.6
Prepaid expenses	1,269	2,223	35.5
Other current assets	4,039	4,426	70.5
Total current assets	80,756	113,472	1,808.1

Property and equipment, net	21,171	26,757	426.4
Intangible assets, net	5,023	11,974	190.8
Goodwill	9,328	51,639	822.8
Long-term prepaid expenses	1,788	1,616	25.7
Term deposits, non-current	5,005	998	15.9
Investments in non-marketable equity securities	2,001	36,873	587.6
Deferred tax assets	2,171	2,612	41.6
Other non-current assets	3,301	4,071	64.9
TOTAL ASSETS	130,544	250,012	3,983.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	11,111	13,474	214.8
Taxes payable	4,213	4,256	67.8
Deferred revenue	2,464	2,265	36.1
Convertible debt	17,834	19,809	315.6
Total current liabilities	35,622	39,804	634.3
Deferred tax liabilities	959	1,648	26.3
Other accrued liabilities	1,316	446	7.0
Total liabilities	37,897	41,898	667.6

Commitments and contingencies
Redeemable noncontrolling interests	9,821	6,639	105.8
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 289,364,467 and 292,437,655, Class B: 40,692,286 and 37,878,658, and Class C: 4,166,448 and 6,980,076, respectively); shares outstanding (Class A: 285,612,556 and 290,523,732, Class B: 40,692,286 and 37,878,658, and Class C: nil)	271	264	4.2
Treasury shares at cost (Class A: 3,751,911 and 1,913,923, respectively)	(3,814)	(1,891)	(30.1)
Additional paid-in capital	16,469	67,964	1,083.0
Accumulated other comprehensive income	1,864	5,568	88.7
Retained earnings	68,036	107,570	1,714.1
Total equity attributable to Yandex N.V.	82,826	179,475	2,859.9
Noncontrolling interests	-	22,000	350.5
Total shareholders’ equity	82,826	201,475	3,210.4
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	130,544	250,012	3,983.8

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2017	2018	2018
	RUB	RUB	$

Revenues	22,104	29,672	472.8
Operating costs and expenses:
Cost of revenues(1)	5,747	8,252	131.5
Product development(1)	4,473	5,370	85.6
Sales, general and administrative(1)	6,064	8,776	139.8
Depreciation and amortization	2,823	2,926	46.6
Total operating costs and expenses	19,107	25,324	403.5
Income from operations	2,997	4,348	69.3
Interest income	688	817	13.0
Interest expense	(217)	(243)	(3.9)
Other income, net	1,389	30,668	488.7
Net income before income taxes	4,857	35,590	567.1
Provision for income taxes	1,373	2,259	36.0
Net income	3,484	33,331	531.1
Net loss attributable to noncontrolling interests	30	715	11.4
Net income attributable to Yandex N.V.	3,514	34,046	542.5
Net income per Class A and Class B share:
Basic	10.83	103.75	1.65
Diluted	10.65	101.25	1.61
Weighted average number of Class A and Class B shares outstanding
Basic	324,355,605	328,163,442	328,163,442
Diluted	330,036,917	336,270,128	336,270,128

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	64	43	0.7
Product development	542	1,058	16.9
Sales, general and administrative	359	460	7.3

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2017	2018	2018
	RUB	RUB	$

Revenues	42,756	56,245	896.2
Operating costs and expenses:
Cost of revenues(1)	11,095	14,964	238.4
Product development(1)	8,991	11,173	178.0
Sales, general and administrative(1)	11,012	16,785	267.5
Depreciation and amortization	5,286	5,816	92.7
Total operating costs and expenses	36,384	48,738	776.6
Income from operations	6,372	7,507	119.6
Interest income	1,397	1,525	24.3
Interest expense	(445)	(464)	(7.4)
Other (loss)/income, net	(866)	30,268	482.3
Net income before income taxes	6,458	38,836	618.8
Provision for income taxes	2,155	3,654	58.2
Net income	4,303	35,182	560.6
Net loss attributable to noncontrolling interests	46	1,244	19.8
Net income attributable to Yandex N.V.	4,349	36,426	580.4
Net income per Class A and Class B share:
Basic	13.43	111.18	1.77
Diluted	13.20	108.41	1.73
Weighted average number of Class A and Class B shares outstanding
Basic	323,803,590	327,618,094	327,618,094
Diluted	329,455,881	335,991,164	335,991,164

(1)
(2)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	106	79	1.3
Product development	1,118	2,204	35.1
Sales, general and administrative	699	911	14.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	3,484	33,331	531.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,205	2,376	37.8
Amortization of intangible assets	618	550	8.8
Amortization of debt discount and issuance costs	165	187	3.0
Share-based compensation expense	965	1,561	24.9
Deferred income taxes	(249)	(530)	(8.4)
Foreign exchange gains	(1,273)	(2,085)	(33.2)
Effect of deconsolidation of Yandex.Market	-	(28,244)	(450.1)
Losses from repurchases of convertible debt	3	-	-
Income from equity method investments	(67)	(213)	(3.4)
Other	28	(90)	(1.5)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(172)	(747)	(11.9)
Prepaid expenses and other assets	(72)	(2,551)	(40.6)
Accounts payable and accrued liabilities	1,384	3,083	49.1
Deferred revenue	152	194	3.1
Net cash provided by operating activities	7,171	6,822	108.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(3,864)	(9,005)	(143.5)
Proceeds from sale of property and equipment	14	147	2.4
Acquisitions of businesses, net of cash acquired	(364)	-	-
Investments in non-marketable equity securities	(69)	(38)	(0.6)
Proceeds from maturity of debt securities	1,702	-	-
Investments in term deposits	(18,224)	(10,953)	(174.5)
Maturities of term deposits	8,122	3,448	54.9
Deconsolidation of cash and cash equivalents of Yandex.Market	-	(2,181)	(34.8)
Loans granted, net of proceeds from repayments	(41)	(48)	(0.8)
Net cash used in investing activities	(12,724)	(18,630)	(296.9)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	167	52	0.8
Repurchases of convertible debt	(220)	-	-
Repurchases of ordinary shares	-	(221)	(3.5)
Payment for contingent consideration	-	(156)	(2.5)
Other financing activities	(63)	(44)	(0.7)
Net cash used in financing activities	(116)	(369)	(5.9)
Effect of exchange rate changes on cash and cash balances	345	1,681	26.9
Net change in cash and cash balances	(5,324)	(10,496)	(167.2)
Cash and cash balances at beginning of period	20,524	46,612	742.7
Cash and cash balances at end of period	15,200	36,116	575.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	19,983	46,443	740.1
Restricted cash, beginning of period	541	169	2.6
Cash and cash balances, beginning of period	20,524	46,612	742.7

Cash and cash equivalents, end of period	14,606	35,930	572.5
Restricted cash, end of period	594	186	3.0
Cash and cash balances, end of period	15,200	36,116	575.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	4,303	35,182	560.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4,170	4,728	75.4
Amortization of intangible assets	1,116	1,088	17.3
Amortization of debt discount and issuance costs	338	357	5.7
Share-based compensation expense	1,923	3,194	50.9
Deferred income taxes	(232)	(1,241)	(19.8)
Foreign exchange losses/(gains)	932	(1,603)	(25.5)
Effect of deconsolidation of Yandex.Market	-	(28,244)	(450.1)
Losses from repurchases of convertible debt	6	-	-
Income from equity method investments	(132)	(304)	(4.8)
Other	170	(149)	(2.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(28)	(1,152)	(18.4)
Prepaid expenses and other assets	(999)	(2,929)	(46.7)
Accounts payable and accrued liabilities	1,336	3,148	50.2
Deferred revenue	12	(66)	(1.1)
Net cash provided by operating activities	12,915	12,009	191.4
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(7,729)	(10,161)	(161.9)
Proceeds from sale of property and equipment	20	164	2.6
Acquisitions of businesses, net of cash acquired	(364)	20,763	330.9
Investments in non-marketable equity securities	(103)	(139)	(2.2)
Proceeds from sale of equity securities	216	-	-
Proceeds from maturity of debt securities	1,702	-	-
Investments in term deposits	(58,482)	(55,592)	(885.8)
Maturities of term deposits	39,560	27,100	431.8
Deconsolidation of cash and cash equivalents of Yandex.Market	-	(2,181)	(34.8)
Loans granted, net of proceeds from repayments	(39)	(189)	(3.0)
Net cash used in investing activities	(25,219)	(20,235)	(322.4)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	258	104	1.7
Repurchases of convertible debt	(668)	-	-
Repurchases of ordinary shares	-	(221)	(3.5)
Payment for contingent consideration	(195)	(641)	(10.3)
Other financing activities	10	(63)	(1.0)
Net cash used in financing activities	(595)	(821)	(13.1)
Effect of exchange rate changes on cash and cash balances	(711)	1,932	30.7
Net change in cash and cash balances	(13,610)	(7,115)	(113.4)
Cash and cash balances at beginning of period	28,810	43,231	688.9
Cash and cash balances at end of period	15,200	36,116	575.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	28,232	42,662	679.8
Restricted cash, beginning of period	578	569	9.1
Cash and cash balances, beginning of period	28,810	43,231	688.9

Cash and cash equivalents, end of period	14,606	35,930	572.5
Restricted cash, end of period	594	186	3.0
Cash and cash balances, end of period	15,200	36,116	575.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Total revenues	22,104	29,672	34%	42,756	56,245	32%
Less: traffic acquisition costs (TAC)	4,216	4,724	12%	8,151	9,041	11%
Ex-TAC revenues	17,888	24,948	39%	34,605	47,204	36%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Net income	3,484	33,331	n/m	4,303	35,182	n/m
Add: depreciation and amortization	2,823	2,926	4%	5,286	5,816	10%
Add: share-based compensation expense	965	1,561	62%	1,923	3,194	66%
Add: compensation expense related to contingent consideration	41	7	-83%	119	29	-76%
Less: interest income	(688)	(817)	19%	(1,397)	(1,525)	9%
Add: interest expense	217	243	12%	445	464	4%
Less: other (income)/loss, net	(1,389)	(30,668)	n/m	866	(30,268)	n/m
Add: provision for income taxes	1,373	2,259	65%	2,155	3,654	70%
Add: operating losses resulting from sanctions in Ukraine	387	-	n/m	387	-	n/m
Adjusted EBITDA	7,213	8,842	23%	14,087	16,546	17%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2017	2018	Change	2017	2018	Change
Net income	3,484	33,331	n/m	4,303	35,182	n/m
Add: SBC expense	965	1,561	62%	1,923	3,194	66%
Less: reduction in income tax attributable to SBC expense	(16)	(27)	69%	(28)	(47)	68%
Add: compensation expense related to contingent consideration	41	7	-83%	119	29	-76%
Less: foreign exchange (gains)/losses	(1,273)	(2,085)	64%	932	(1,603)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gains)/losses	270	396	47%	(161)	310	n/m
Less: effect of deconsolidation of Yandex.Market	-	(28,244)	n/m	-	(28,244)	n/m
Add: losses from repuchases of convertible debt	3	-	n/m	6	-	n/m
Less: reduction in income tax attributable to losses from repuchases of convertible debt	-	-	n/m	(1)	-	n/m
Add: amortization of debt discount	165	187	13%	338	357	6%
Less: reduction in income tax attributable to amortization of debt discount	(42)	(46)	10%	(85)	(89)	5%
Add: losses resulting from sanctions in Ukraine	393	-	n/m	393	-	n/m

Adjusted net income	3,990	5,080	27%	7,739	9,089	17%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2018	33,331	112.3%	(24,489)	8,842	29.8%	35.4%
Six months ended June 30, 2018	35,182	62.6%	(18,636)	16,546	29.4%	35.1%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense,  other (income)/loss, net and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2018	33,331	112.3%	(28,251)	5,080	17.1%	20.4%
Six months ended June 30, 2018	35,182	62.6%	(26,093)	9,089	16.2%	19.3%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange (gains)/losses as adjusted for the increase/(reduction) in income tax attributable to the (gains)/losses, effect of deconsolidation of Yandex.Market, losses from repurchases of convertible debt (as adjusted for the related reduction in income tax), amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru